Exhibit 99.1

WEBUS INTERNATIONAL LIMITED

2025 ANNUAL GENERAL MEETING RESULTS

On November 24, 2025, Webus International Limited (the “Company”) held its 2025 annual general meeting (the “AGM”). Each ordinary share issued and outstanding as of the close of business on the record date was entitled to one (1) vote on each resolution at the AGM. The following are the voting results for the resolutions considered and voted upon at the AGM:

1.	RESOLVED as an ordinary resolution to approve the Company’s 2025 share incentive plan.

For	Against	Abstain
16,334,844	4,779	5

2.	RESOLVED as an ordinary resolution to appoint Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for fiscal year 2026.

For	Against	Abstain
16,335,993	3,628	7

3.

RESOLVED as an ordinary resolution to re-elect Jiahua Zheng as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is standing for re-election as a director of the Company.

For	Against	Abstain
16,333,681	5,196	751

4.	that the following constitutes the number of shares voted with respect to the ordinary resolution that re-elect Nan Zheng as a director of the Company is hereby approved and confirmed.

For	Against	Abstain
16,333,681	5,196	751

5.	that the following constitutes the number of shares voted with respect to the ordinary resolution that re-elect Ken He as a director of the Company is hereby approved and confirmed.

For	Against	Abstain
16,333,681	5,196	751

6.	that the following constitutes the number of shares voted with respect to the ordinary resolution that re-elect Yili Liu as a director of the Company is hereby approved and confirmed.

For	Against	Abstain
16,333,681	5,196	751

7.	that the following constitutes the number of shares voted with respect to the ordinary resolution that re-elect Tsang Hing Hang Bern as a director of the Company is hereby approved and confirmed.

For	Against	Abstain
16,333,681	5,197	750

Based on the foregoing votes, the shareholders approved all of the resolutions.